Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions of dollars)
	Fiscal Year (1)
	2011	2012	2013	2014	2015
Income Before Income Taxes and Noncontrolling Interest	$2,383	$2,767	$3,051	$3,197	$3,604
Less: Capitalized Interest	(9)	(10)	(12)	(11)	(14)
Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	69	74	77	78	85
Interest Expense	125	105	111	124	138
Amortization of Capitalized Interest	5	5	5	6	6

Adjusted Earnings	$2,573	$2,941	$3,232	$3,394	$3,819

Fixed Charges:
Interest expense	125	105	111	124	138
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	69	74	77	78	85

Total Fixed Charges	$194	$179	$188	$202	$223

Ratio of Earnings to Fixed Charges (2)	13.26	16.43	17.19	16.80	17.13

(1)	Fiscal years 2011, 2012, 2013, 2014 and 2015 refer the fiscal years ended August 28, 2011, September 2, 2012, September 1, 2013, August 31, 2014 and August 30, 2015, respectively. Fiscal 2012 consisted of 53 weeks.
(2)	For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of total company income, including non-controlling interests, before income taxes, plus amortization of capitalized interest and fixed charges and excluding interest capitalized during the year. “Fixed Charges” consist of interest expense (interest incurred on indebtedness, including capitalized interest and amortization of debt expenses) and one-third of the portion of rental expense under operating leases, which is deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings before income taxes) + (fixed charges) + (amortization of capitalized interest) – (capitalized interest)

(fixed charges)